SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

04 March 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

                                                                                                                                           4 March 2013

LLOYDS BANKING GROUP PLC ("GROUP")
NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

The Group announced on 30 March 2011 and 9 March 2012 that the deferred bonus awards for 2010 and 2011 granted under the Lloyds Banking Group Deferred Bonus Plan 2008 would vest in tranches over the period September 2011 to September 2015 and be released in Shares.

In this respect, the Group announces that on 4 March 2013, after the settlement of income tax and national insurance contributions, members of the Group Executive Committee listed in the table below received, for nil consideration, the number of Shares as set out by their name.

Name	Shares
A Brittain	144,885
J Colombás	129,414
M Fisher	194,927
A Lorenzo	153,175
D Nicholson	28,069
T Strauss	72,212
M Young	38,405

This announcement is made pursuant to Disclosure and Transparency Rule 3.1.4.  The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

For further information:

Corporate Affairs
Matt Smith                                                                                             +44 (0)20 7356 3522
Head of Corporate Media
Email:
matt.smith@lloydsbanking.com

Investor Relations
Douglas Radcliffe                                                                                  +44 (0)20 7356 1571
Head of Operations & Reporting
Investor Relations
Email:  douglas.radcliffe@ltsb-finance.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 04 March 2013